January 31, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Pamela Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Coty Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 22, 2012 File No. 333-182420

Dear Ms. Long:

On behalf of Coty Inc. (the “Company”), this letter supplements the previous response, dated January 23, 2010 (the “Previous Response Letter”), to your letter, dated November 14, 2012 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), filed on June 29, 2012, as amended by Amendment No. 1 to the Registration Statement filed on October 22, 2012 (“Amendment No. 1”).

It has come to our attention that, due to a clerical error, the Previous Response Letter contained incorrect sales figures in its response to comment 2. This letter is submitted to provide the following corrected information:

“On a country by country basis, the approximate value of sales to Syria was $3,171,085 in fiscal 2011 and $3,082,318 in fiscal 2010. The approximate amount of associated net sales with respect to Iran, Syria and Sudan from fiscal 2010 through fiscal 2012 was extremely small, representing no more than approximately 0.2% of the Company’s total consolidated net sales in each of fiscal 2012, 2011 and 2010.”

Notwithstanding this revision, the Company believes that its contacts with Iran, Syria and Sudan are immaterial and do not constitute a material investment risk for the Company’s security holders from either a quantitative or a qualitative point of view.

* * *

If you have any questions regarding the above, please do not hesitate to call me at (212) 351-4034.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

cc:	Patricia Armelin, Securities and Exchange Commission
Jessica Dickerson, Securities and Exchange Commission
Anne McConnell, Securities and Exchange Commission
Jules Kaufman, Coty Inc.
Michael Kaplan, Davis Polk & Wardwell LLP